HIVE BLOCKCHAIN TECHNOLOGIES LTD.

July 2, 2021

HIVE Announces Long Term HPC Computing Strategy

Beyond Ethereum 2.0

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HVBT) (FSE:HBF) (the "Company" or "HIVE") is pleased to announce its long term high performance computing strategy beyond Ethereum 2.0.

Ethereum and Bitcoin Growth Plans for 2021

HIVE's current Ethereum production is over 3,000 Gigahash per second ("GH/s") and has the potential to almost double after card upgrades of over 5,500 GH/s by the end of December 2021, and our current Bitcoin production is 544 Petahash per second, which we expect to double by early September 2021 to 1.0 Exahash per second ("EH/s") and double again by Christmas 2021 to 2.3 EH/s. Based on current ETH and BTC prices and difficulty in mining our revenue could be US$30 million per month when we have all our machines installed and mining.

Long Term 'HPC' - High Performance Computing Strategy

High performance GPU cards are key to HIVE's long term strategy to build 'HPC' High Performance Data Centers which are growing in demand globally, while in the short term to be a more efficient Ethereum miner and to increase our hash power to produce more virgin Ether and HODL these assets on our balance sheet. For the past year Ethereum is up 821% while Bitcoin has appreciated 270% and we believe over the next 2 years Ethereum could continue to outperform Bitcoin. The Company is of the opinion that Ethereum 2.0 proof of stake will take at least another 2 years before Ethereum mining could become financially unattractive. We believe the new high performing GPU cards will remain robust, extensible technology that can be scaled and repurposed for the boom in gaming, AI and movie animation, thus flexible and profitable for a HPC (high performance computing) data business strategy for at least another 5 years. The Company HODLs its Ethereum in a cold wallet which results in a very liquid balance sheet asset. Later in the Ethereum life cycle we may consider staking our virgin Ether for additional income.

Ethereum is the Backbone to the Blockchain Super Growth Wave

We believe Ethereum will continue to be the backbone of this new financial ecosystem. Many believe Ethereum has already won the race to become the foundation of Web 3.0 and Finance 3.0, with the explosion in smart contracts, stablecoins, DeFi generally and now NFT's for music, art and sports. Ethereum has become the fundamental base layer to all these new applications and has the most developers building real-world applications on top of it. As a result the network has built a large lead over its competition. Most investors are not aware that Ethereum has substantially more developers building on it than any other blockchain platform.

HIVE understands we are in the early days, and this industry can change rapidly. Therefore we are positioning ourselves with considerable optionality. We are ramping up Bitcoin mining on the cloud as well as our GPU operations. HIVE is currently working on the design for pilot HPC sites in both Canada and Sweden and then expect to ramp up our HPC capacity. Today, the revenue from HPC is both a high margin business like Ethereum mining yet it is much less volatile than cryptocurrency mining on a quarterly basis.

ESG Strategy

We continue to review green energy opportunities and have turned down financially attractive mining deals because they are not using green energy. We are focused on renewable sources of electricity such as hydroelectric, geothermal, wind and solar. So far we are only using hydroelectric and geothermal sources of electricity in Sweden, Iceland and Canada.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and U.S. securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to, statements with respect to listing and trading on the Nasdaq.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of the Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to their inherent uncertainty.